UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File No.     0-12177

CUSIP No.        09063Q 10 7

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bionova Holding Corporation
Full Name of Registrant

Former Name if Applicable

9255 Customhouse Plaza Suite I
Address of Principal Executive Office (Street and Number)

San Diego, California 92154
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)   ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

             Bionova Holding completed a significant transaction at the close of the second quarter whereby it sold certain tax assets in Mexico for more than $5 million.  The accounting for this transaction is still being reviewed along with the translation of the related documents from Spanish to English.   Bionova Holding believes it will be able to complete the necessary reviews so that it can file its 10-Q prior to the end of the extension deadline on August 19, 2003.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Arthur Finnel	(609)	744-8105
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             The table below shows the best estimates at this time of what the Company will present in its financial statements for the quarter ending June 30, 2003.  The Company’s net profit for the second quarter of 2003 was affected significantly by a one-time net gain in excess of $4 million associated with the sale of tax assets in Mexico, which is reflected on the other income and the tax expense lines of the Company’s Statement of Operations and Comprehensive Income and Loss.  The reduction in the operating loss from the second quarter of 2002 to the second quarter of 2003 stemmed from lower operating losses in the Company’s farming segment.

SUMMARY DATA FROM STATEMENT OF OPERATIONS *

Thousands of U.S. Dollars

(except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Total revenues	33,600	42,447	61,694	88,334
Operating loss	(246)	(4,435)	(1,414)	(1,434)
Net profit (loss)	2,832	(7,602)	(1,207)	(6,825)
Basic profit (loss) per common share	0.12	(0.32)	(0.05)	(0.29)

*                                 This information is still being reviewed and could change when the Company's 10-Q is filed for the quarter ending June 30, 2003.

Bionova Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2003	By	/s/ ARTHUR FINNEL
Arthur Finnel, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).